Filed Pursuant to Rule 424(b)(3)
Registration No. 333-274475

Prospectus Supplement No. 2

(To Prospectus dated October 28, 2024)

VinFast Auto Ltd.

64,041,969 Ordinary Shares

This prospectus supplement amends and supplements the prospectus dated October 28, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-274475). The Prospectus relates to: (i) the offer and sale, from time to time, by the selling securityholders named therein, or their pledgees, donees, transferees, or other successors in interest, of an aggregate of 60,720,967 ordinary shares in the capital of VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G), no par value (“ordinary shares”), and (ii) the issuance from time to time by us of up to 3,321,002 ordinary shares issuable upon the exercise of up to 3,321,002 warrants. Each warrant entitles the holder thereof to purchase one ordinary share at a price of $11.50 per ordinary share.

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained herein. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW.” On November 11, 2024, the last reported sale price of our ordinary shares and warrants as reported on Nasdaq was $3.89 per ordinary share and $0.43 per warrant, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2024.

VinFast Auto Ltd. (“VinFast” or the “Company”) delivered more than 11,000 electric vehicles (“EVs”) to domestic customers in October, representing a 21% increase compared to September and bringing total deliveries in Vietnam to more than 51,000 EVs since the beginning of the year.

This positions VinFast as the best-selling automotive brand in the Vietnamese market for October and the first ten months of 2024, based on internal (VinFast-only), Thanh Cong Group and Vietnam Automobile Manufacturers’ Association (“VAMA”) data. In October, the VF 3 and VF 5 were the top-selling models with nearly 5,000 EVs and over 2,600 EVs delivered, respectively.

This milestone marks a historic breakthrough for the Vietnamese automotive industry: a domestic brand has overtaken foreign competitors to secure the largest market share in just over five years since VinFast entered the market, based on internal (VinFast-only), Thanh Cong Group and VAMA data.